ANDREWS KURTH LLP


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                                                                February 5, 2007



United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20539
Attention:  Kate McHale, Mail Stop 4561

         Re: Terra Nova Financial Group, Inc. (formerly known as) Rush Financial Technologies, Inc. (the "Company") Registration Statement on Form SB-2
                  Filed July 31, 2006
                  File No. 333-136194

Dear Ms. McHale:

         We are filing today the revised Form SB-2 for the Company and are responding to each of your comments in your letter dated January 16, 2007 in the Form SB-2 and as discussed below.

         We are also sending to you a courtesy copy of the Form SB-2, marked to show changes from the prior filing. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the marked version of the Edgar filing. Each of your comments is re-written below followed by the Company's response.

General
-------

1. Please make sure text remains a consistent size throughout your prospectus; it appears somewhat smaller on page 5.

The Company will make every effort to insure the proper formatting of all documents.

2. We note your responses to our previous comment 3; however, we are unable to locate a recent developments section which discusses material events that occurred after September 30.

See Note 19 page F-65.

The Acquisition, page 3
-----------------------

3. We note your response to our prior comment 5; however, it is unclear from your disclosure how you calculated the number of shares upon conversion. It seems that 233,345,000 shares have been issued as a result of the Series E conversion and 116,655,000 shares of common stock are associated with the warrants. Please advise or revise.

The number of common stock which resulted from the Series E conversion is 233,333,347 and 116,666,673 shares of common stock are associated with the warrants. Each Series E Preferred Stock converted to 6,667.67 shares of common stock. The slight difference is due to rounding. Page 3 has been changed

Selected Financial Information, page 6
--------------------------------------

4. We note your response to our prior comment 7; however, the Loss attributable to common stockholders" and "Net loss per common share" remain different from the numbers presented on page F-52 of the financial statements. Therefore, we reissue our prior comment 7.

We believe they are consistent.

Page 6 reflects Net loss attributable to common shareholders as (26,642,800) and (2,147,478) for nine months ended 9/30/06 and 2005 respectively. Page 6 further reflects the years ended 12/31/05 and 12/31/04. For the nine month periods ending 9/30/06 and 9/30/05, Page F-52 reflects Net loss attributable to common shareholders as (26,642,800) and (2,147,478) respectively. Page F-52 also reflects the three month period ending 9/30/06 and 9/30/05.

Please note that Page 6 also contains unaudited pro form earnings per share data.

Risk Factors
------------
Our Past Due Obligations....page 13
-----------------------------------

5. We note your response to our prior comment 13; however, please elaborate to discuss the consequences and risks to shareholders if you enter into involuntary bankruptcy proceeding as a result of these unpaid vendors.

The Past Due Obligations risk has been amended to include the risk of involuntary bankruptcy.

Plan of Distribution, page 25
-----------------------------

6. Revise to disclose the applicability of and restrictions imposed on the sellers by Regulation M and the Penny Stock Rules.

The following language has been added to "Plan of Distribution" to address the issue:

Regulation M promulgated by the SEC prohibits the selling shareholders and their affiliates from, directly or indirectly, bidding for, purchasing, or attempting to induce any person to bid for or purchase, the Company's common stock at any time during the distribution of the stock covered by this Prospectus.

In addition, our stock is subject to the SEC's penny stock regulations. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

Back Page of Prospectus
-----------------------
Table of Contents
-----------------

7.       Revise to include a line item for at least each applicable required item in Form SB-2.

The Table of Contents has been revised.

Legality Opinion, Exhibit 5.1
-----------------------------

8. We note the revision made to your legality opinion pursuant to our previous comment 16; however, in revisiting this issue, the staff has determined that it is inappropriate to limit reliance on your opinion. You may limit your opinion as to scope but not as to person who may rely on it. Accordingly, please revise the first full paragraph on page 2 of your opinion to eliminate the second sentence in its entirety.

Revised as noted.

Please contact the undersigned with your further questions and comments.


                                           Sincerely,

                                           /s/ Ronald L. Brown

                                           Ronald L. Brown